May 14, 2007

Adam Bauman
President
XTX ENERGY, INC.
1900 Glades Road, Suite 401
Boca Raton, FL 33431

Re: XTX ENERGY, INC.
Preliminary Information Statement on Schedule 14C
Registration No. 0-31757
Filed on March 30, 2007

Dear Mr. Bauman:

This is to advise you that we have reviewed your response letter dated May 3, 2007 and have the following comments:

1.   We note your response to prior comment 1. Please be advised that Schedule 14(f) is not the appropriate form for an information statement relating to the asset purchase transaction. Moreover, the information statement on Schedule 14C that you filed on March 30, 2007 does not include disclosure regarding the asset purchase transaction itself. In addition, we note that the asset purchase transaction was completed on March 16, 2007, before you filed the Schedule 14C. In light of these facts, please address the following:

- Tell us whether shareholder approval of the asset purchase transaction was required under state law and whether you obtained shareholder approval before the transaction was completed.

- If you obtained shareholder approval for the transaction, please tell us why you did not file a proxy or information statement at the time you solicited shareholder approval for the transaction, as required by Rule 14a-3(a).

- Considering that Schedule 14(f) is not the appropriate form for an information statement related to the asset purchase transaction, please tell us why the information statement you filed on March 30, 2007 does not include disclosure related to the Asset Purchase Agreement.

- Please tell us why you concluded that the acquisition of the IP was not the acquisition of the assets of a going business, as referenced in Item 14(a)(3) of Schedule 14A.

- Please tell us why you did not file a proxy or information statement at the time you solicited stockholder approval of the amendments to your certificate of incorporation, which are described in the current Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director